NEWS RELEASE
Contact: Chuck Provini
(585) 286-9180
Info@NatcoreSolar.com

Natcore Surpasses 20% Efficiency Milestone With Innovative Laser-Based Solar Cell Structure

20.7% confirmed by independent research lab; path to higher efficiencies outlined

Rochester, NY — (May 2, 2017) — Scientists at Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) have achieved an efficiency of 20.7% in their latest demonstration solar cell. Their result has received independent confirmation at the NanoPower Research Lab of the Rochester Institute of Technology.

Natcore’s device efficiency has now increased by more than three absolute percent since June, when the company announced an efficiency of 17.5% . At that level, Natcore’s cells were roughly equivalent to typical commercial cells being sold today. Natcore’s newest cells, with an efficiency that is a relative 20% higher than the prior cells, show the company’s steep rate of progress.

The result was achieved on the Natcore Foil Cell™, an all-back-contact cell that combines a revolutionary laser process with a novel metallization strategy, thus enabling high-efficiency cell architectures at low cost. Importantly, it also eliminates the need for silver, one of the highest-cost components of a conventional solar cell.

“We consider this to be a good stake in the ground,” says Dr. David Levy, Natcore’s Director of Research and Technology. “Traditional all-back-contact cells use interdigitated back contacts. While high efficiencies are proven with that approach, the processing is complex, and so keeps them from being widely adopted. The Natcore foil approach, due to its simplicity and reliance on very cheap aluminum, promises to change that dynamic. Our approach is easily implemented into a production line, not just in the lab.”

The recent rapid advancements in efficiencies have been achieved as Natcore’s team overcame some previously persistent technical roadblocks. By solving these problems, and with exciting new approaches in hand, they have now produced a research plan to push toward efficiencies well over 24%.

"Our structure also enables our Foil Cell to be integrated into full 60 cell panels with a significant reduction in cell-to-module losses,” adds Chuck Provini, Natcore’s president and CEO. “So, despite the perception that government support of the solar industry might be eliminated, the Foil Cell makes us sanguine about our future. It will be sought after by solar cell manufacturers who want both high efficiency and low cost, so it will generate revenue via licensing agreements, royalties and material sales.”

The NanoPower Research Lab represents a consortium of RIT faculty members from the Kate Gleason College of Engineering and the College of Science working on applications of nanomaterials in energy and photonics. The laboratories span over 6,000 square feet of research space.

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry. Specifically, Natcore is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 65 patents (31 granted, 34 pending), Natcore is on the leading edge of solar research.
www.NatcoreSolar.com.

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